UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES ACT OF 1934

For the month of May 2005

Commission File Number 000-17729

FORUM ENERGY CORPORATION
(Address of principal executive office)

7002 nd st s.w. suite 1400 Calgary, AB, TZP4VS CANADA

(Translation of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l) ☐

Indicate by check mark the registrant urnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY CORPORATION
(Registrant)

By: /s/ David M. Thompson

Date: May 19, 2005	Name: David M. Thompson
Title: CFO

Consolidated Financial Statements of

FORUM ENERGY CORPORATION

As at and for the years ended December 31, 2004 and 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Forum Energy Corporation as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
May 18, 2005

FORUM ENERGY CORPORATION CONSOLIDATED BALANCE SHEETS

Canadian Funds

As at December 31

	2004	2003

ASSETS

Current assets
Cash	$25,076	$27,077
Accounts receivable	76,697	76,220
Prepaid expenses	4,986	22,927
Investments [note 9]	397,471	—

	504,230	126,224

Property, plant and equipment [note 5]	6,248,346	8,982,789
Investments [note 9]	518,346	—

	$7,270,922	$9,109,013

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities [note 8a]	$1,184,623	$409,538
Short-term loans [note 8b]	317,922	—

	1,502,545	409,538

Long-term debt [note 6]	7,456,570	6,881,989
Convertible debentures payable, net [note 10]	464,614

Non-controlling interest	—	8,533

	9,423,729	7,300,060

Shareholders’ Equity (Deficiency)
Share capital [note 7 b and c]	10,693,033	7,239,109
Contributed surplus (note 7f)	1,246,885	526,167
Equity portion of convertible debentures payable [note 7b]	188,751	—
Deficit	(14,281,476)	(5,956,323)

	(2,152,807)	1,808,953

	$7,270,922	$9,109,013

Future operations [note 1]
Commitments and contingencies [note 11]
Subsequent events [note 14]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

______ “David Robinson” ______	______ “David Thompson” _____
Director	Director

FORUM ENERGY CORPORATION CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

Canadian Funds

Years ended December 31

	2004	2003

EXPENSES
General and administration [note 8(a)]	$3,069,950	$1,098,703
Depreciation	268,185	173,658
Accretion on long-term debt [note 6]	328,029	153,679
Foreign exchange gain	(65,632)	(39,620)
Interest expense	13,115	11,177

	3,613,647	1,397,597

OTHER EXPENSES
Loss on sale of investments (note 9)	45,565	—
Loss on write down of investments (note 9)	950,568	—
Impairment of property, plant and equipment (note 5)	2,617,821	—

LOSS BEFORE NON-CONTROLLING INTEREST	7,227,601	1,397,597

Non-controlling interest	(8,533)	(41,467)

NET LOSS FOR THE YEAR	7,219,068	1,356,130

Deficit, beginning of the year, as previously reported	5,956,323	4,600,193
Change in accounting policy (note 3)	1,106,085	—

Deficit, beginning of years, restated	7,062,408	4,600,193

Deficit, end of the year	$14,281,476	$5,956,323

Net loss per common share
- Basic and diluted [note 7]	$0.05	$0.01

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Funds

Years ended December 31

	2004	2003

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the year	$(7,219,068)	$(1,356,130)

Non-cash items included in loss
Depreciation	268,185	173,658
Non-controlling interest	(8,533)	(41,467)
Accretion on long-term debt	328,029	153,679
Stock-based compensation	458,221	526,167
Unrealized foreign exchange gain	(21,810)	(37,112)
Extension of warrants	428,807	—
Shares issued for services	102,258	—
Loss on sale of investments	45,565	—
Impairment of property, plant and equipment	2,617,821	—
Allocation of equity portion of debt to interest	8,016	—
Loss on write-down of investment	950,568	—

	(2,041,941)	(581,205)

Changes in working capital related to operating activities
Accounts receivable	(477)	11,552
Prepaid expenses	17,941	(19,935)
Accounts payable and accrued liabilities	775,085	107,183

	(1,249,392)	(482,405)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	(151,563)	(2,103,347)
Net cash paid on business combination [note 4]	—	(94,559)
Proceeds on sale of investments [note 9]	95,670	27,776

	(55,893)	(2,170,130)

FINANCING ACTIVITIES
Short-term loans	317,922	(83,652)
Convertible debentures issued	657,008	—
Issuance of share capital, net of costs [note 7]	81,802	2,738,888
Long - term debt	246,552	—

	1,303,284	2,655,236

Net increase (decrease) in cash	(2,001)	2,701
Cash – beginning of the year	27,077	24,376

Cash – end of the year	$25,076	$27,077

Interest paid	$—	$899

Taxes paid	$—	$—

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2004 and 2003

1.	FUTURE OPERATIONS

Forum Energy Corporation (the “Corporation”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended ended December 31, 2004 and 2003, has a $998,315 working capital deficiency at December 31, 2004 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

(a) Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”), Pacific Geothermal Energy, Inc. (“PAC GEO”) and Forum Exploration Inc. (“FEI”) all of which are wholly owned with the exception of FEI of which 66 2/3% is owened.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2004 and 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Property, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred.

Petroleum and natural gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the lower of cost and market of unproved properties exceed the carrying value of the petroleum and natural gas assets. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2004 and 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Asset retirement obligation

Effective January 1, 2004 the Corporation retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

As at December 31, 2004 and 2003 the Corporation had no asset retirement obligations.

(d)	Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

(e)	Stock option plan

The Corporation has a stock-based compensation plan as described in note 7. Effective January 1, 2004, the Corporation has adopted the new accounting standard for stock based compensation, which requires the use of the fair value method for valuing stock option grants. Under this method, compensation cost attributable to all share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(f)	Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when these differences are expected to reverse.

Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

	(h)	Loss per share

Basic loss per share is computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. For years ended December 31, 2004 and 2003, the inclusion of the Corporation’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore they are excluded from the computation.

3.	CHANGES IN ACCOUNTING POLICIES:

	(a)	Stock based compensation

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Corporation has not restated prior year’s reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

4.	BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66 2/3% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66 2/3% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 11].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

5.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2004	Cost	Accumulated Depreciation and Impairment	Net book value

Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$930,756	$353,702	$577,054
Well logging equipment and other costs	120,908	42,951	77,957
Deferred exploration costs	8,179,961	2,617,821	5,562,140

	9,231,625	3,014,474	6,217,151

Office furniture and fixtures	121,378	93,294	28,084
Transportation equipment	5,532	2,421	3,111

	$9,358,535	$3,110,189	$6,248,346

December 31, 2003
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309	$119,684	$799,625
Well logging equipment and other costs	122,908	36,873	86,035
Deferred exploration costs	8,065,449	—	8,065,449

	9,107,666	156,557	8,951,109

Office furniture and fixtures	108,435	81,508	26,927
Transportation equipment	5,532	779	4,753

	$9,221,633	$238,844	$8,982,789

Deferred exploration costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

During the year ended December 31, 2004 the Corporation recognized the expiration of the GSEC101 license and the resulting impairment of $2,617,821 of capitalized costs attributed to that license.

No overhead costs were capitalized during the year ended December 31, 2004 (2003-$436,000).

6.	LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company, Forum Pacific Inc. (“FPI”). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value using a discount rate of 10% and the face amount of the debt is P370,830,182 (CAN$9,148,206). The debt is subject to accretion and an amount of $328,000 has been recognized for the year ended December 31, 2004 (2003 - $153,679).

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

7.	SHARE CAPITAL

(a)	Authorized

Unlimited number of Common shares without par value; and
Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

(b)	Issued Common Shares

	Number	Amount

Balance December 31, 2001	9,529,749	$3,714,691
Issued pursuant to exercise of stock options	981,590	180,370
Options issued for services	—	52,995

Balance December 31, 2002	10,511,339	3,948,056
Acquisition of rights to acquire 66 2/3% interest of FEI[note 4]	100,000,000	100,000
Issued for cash pursuant to private placement [note (i)]	21,538,295	2,792,758
Issued pursuant to exercise of stock options	697,831	103,201
Conversion of ROC Oil Loan [note ii]	3,073,572	398,511
Cost of offering and other financing	—	(571,319)

Balance December 31, 2003	135,821,037	$6,771,207
Issued pursuant to exercise of stock options	1,491,040	1,482,615
Issued for services	371,569	102,258
Issued for exchange of shares [note iii ]	27,000,000	2,112,720
Issued for conversion of debenture	900,000	11,229
Issued to escrow for debenture financing [note iv]	9,100,000	—
Return to treasury	(100,000)	(13,218)
Cost of offering and other financing	—	(245,323)
Allocation of equity portion of debenture for conversion (v)	—	3,643

Balance December 31, 2004	174,583,646	$10,225,131

(i)

On April 2, 2003 the Corporation entered into a non-brokered Private Placement to sell 20,000,000 shares at US$0.10 each to raise US$2,000,000. On June 6, 2003 the offering was increased to 24,000,000 shares. On July 31, 2003 the Corporation initially closed the offering at 19,438,295 shares subscribed and on August 25, 2003 a further 2,100,000 shares were subscribed for a total of 21,538,295 on September 24, 2003 respectively.

(ii)

On December 15, 2003 ROC Oil agreed to convert debt in the Corporation amounting to US$255,944 plus interest accrued to date of conversion of US$51,431. In consideration the Corporation issued a total of 3,073,572 shares at the conversion price of US$0.10 per share, $398,511.

(iii)	On July 21, 2004 the Corporation entered into a stock purchase agreement with Langley Park Investments Plc (see Note 9)

(iv)	Shares issued in escrow to be held against possible conversion into equity on a Convertible Debenture issued in favour of HEM Mutual Assurance LLC and Highgate House LLC (see note 10).

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

(v)
The amount allocated to the convertible debenture (see note 10) of $644,419 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $192,394 and on December 31, 2004 the amount was reduced to $188,751 as a result of a credit to share capital in the amount of $3,643 reflecting a conversion of a portion of the debenture.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2004 $3,207 was amortized.

(c)	Warrants

	Number	Amount

Balance, December 31, 2001	3,299,994	$47,900
Issued	18,978	5,754

Balance, December 31, 2002 [note (i)]	3,318,972	53,654
Expired	(779,972)	—
Issued [note c (i) and (ii)]	5,700,000	414,248

Balance, December 31, 2003 and 2004	8,239,000	467,902

(i)	Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004.

(ii)	In connection with the offering mentioned in note 7 (a)(i) above, the Corporation issued 5,700,000 purchase warrants which were recognized as an expense of the offering totaling $414,248.

(iii)	Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on September 2, 2004 were further extended to expire on September 2, 2005.

(d)	Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. At December 31, 2004 there were 7,667,500 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates to December 9, 2009.

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

(d)	Options (continued)

	Number of Options Exercisable	Weighted Average Exercise Price/Share

Outstanding and exercisable December 31, 2001	1,732,121	$0.16
Granted	1,482,290	$0.26
Exercised	(981,590)	$0.18
Cancelled/Expired	(325,700)	$1.28

Outstanding and exercisable December 31, 2002	1,907,121	$0.22
Granted	6,900,000	$0.18
Exercised	(697,831)	$0.11
Cancelled/Expired	(469,500)	$0.18

Outstanding and exercisable December 31, 2003	7,639,790	$0.18
Granted	1,750,000	$0.19
Exercised	(1,491,040)	$0.11
Cancelled/Expired	(231,250)	$0.24

Outstanding and exercisable December 31, 2004	7,667,500	$0.18

The following table summarizes stock options outstanding and exercisable at December 31, 2004:

Exercise Price	Number of Options	Weighted Average Remaining Life (in years)

$0.08	4,862,500	3
$0.10	1,000,000	5
$0.11	5,000	0
$0.15	50,000	0
$0.31	750,000	3
$0.43	1,000,000	3

	7,667,500	3

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

(d)	Options (continued)

All incentive stock options granted in 2004 were recognized as compensation expense based on the estimated fair values of the options on the grant date.

The fair value of all options and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

	2004	2003

Dividend yield (%)	0.0	0.0
Expected stock price volatility (%)	208	185
Risk free interest rate (%)	2.5	4.9
Expected life of options (years)	2	1

At December 31, 2004, 15,906,500 shares of common shares were reserved including 7,667,500 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

Subsequent to December 31, 2004, no options were exercised and no additional options were issued. A further 50,000 options expired unexercised.

(e)	Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 149.9 million (2003 – 113.7 million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

(f)	Contributed surplus

December 31, 2003	$526,127
Relating to prior to 2004	1,106,085
Stock based compensation	458,221
Extension of warrants (note 7(c)(iii)	428,807
Transferred to share capital on exercise of options	(1,272,355)

$1,246,885

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

8.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management and consulting fees:

During the year ended December 31, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $329,661 (2003 - $261,117). Included in accounts payable and accrued liabilities at December 31, 2004 is $471,609 (2003 - $69,673) owed to directors, officers and/or companies controlled by them.

(b)
At December 31, 2004 the Corporation owed short-term loans totaling $317,922 to companies controlled by directors and officers of the Corporation. These short loans are non-interest bearing, unsecured and with no specific repayment terms. On repayment the lenders are entitled to receive up to 20% of the value of the loan in additional fully paid shares.

9.	INVESTMENTS

On July 21, 2004 the Corporation entered into a Stock Purchase Agreement with Langley Park Investments LLC (“Langley”) in which the Corporation could issue and sell 27,000,000 shares of common shares of the Corporation in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the “Langley transaction”). These shares are restricted shares with a 2 year hold from trading. Under the agreement the exchange rate on that day was $1.8060 to £1 resulting in the issue of 3,018,172 shares of Langley. The shares are subject to a price protection in favour of Langley. Following the listing of Langley on the London Stock Exchange, 50% of these shares were released to the Corporation for immediate use and the balance held for the two year period. The shares are held at a UK brokerage Company in escrow and have been valued at the lower of market or cost.

In connection with the Langley transaction the company paid a third party commission in Langley shares equivalent to 10% of the shares issued. 50% of the commission has been paid and the balance will be payable when the second 50% of Langley shares become available for trading.

During 2004 the Corporation sold 201,000 of the shares for proceeds of $95,670 resulting in a loss on sale of $45,565.

At December 31, 2004 an impairment loss was recognized to reflect the decrease in value of the shares during the period in the amount of $950,568.

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

10.	CONVERTIBLE DEBENTURE

In October 2004 Pacific Geothermal Energy Inc (“Pacgeo”), a Delaware Corporation signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC to permit Pacgeo to purchase 5-year 1.5% convertible notes totalling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A by HEM, First Debenture B for $49,000 by Highgate House, Second debenture for $9,000 and $1,000 by HEM and Highgate respectively. First debenture A and B are convertible at the lesser of $0.20 and 125% of the average of the closing bid price per share of Pacgeo stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part). The second debenture has a fixed conversion price of $0.01 per share. First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days). In order to facilitate the conversion process Pacgeo lodged 10,000,000 shares with the Escrow agent for HEM from treasury against future conversion.

The Corporation incorporated a Delaware, USA subsidiary company in September 2004 called Forum Acquisition Corp. Under an Agreement and plan of Merger Pacgeo and Forum Acquisition Corp, merged and the surviving entity was Pacgeo which now became a subsidiary of the Corporation. In turn the Corporation assumed the Convertible debentures noted above against the assets of Pacgeo, being the balance of the bank account and in turn issued 10,000,000 shares of the Company in favour of HEM and Highgate House LLC to replace the shares issued by Pacgeo. The 10,000,000 shares issued by Pacgeo were then returned for cancellation.

On October 22nd 2004 GEM partially converted the Second debenture for $10,000 and received 900,000 shares for their $9,000 conversion. The conversion price on the second debenture was set at $0.01 per share. The remaining debentures are convertible at the formula stated above. The Corporation has not purchased the First debenture B at this time.

The Corporation may repurchase any unconverted debentures at any time giving 30 days notice under the agreement and paying an early retirement penalty amount to the face amount of the Convertible note plus 35% of the face amount as a penalty. Should the Corporation enter into a financing of over US$5,000,000 the notes will become due and payable at a penalty of the face amount of the notes plus 50% of the face amount.

11.	COMMITMENTS AND CONTINGENCIES

Under an agreement with FPI dated March 2003 as amended in April 2003, the Corporation is responsible for fulfilling the cost of the work programme for FEI for calendar years 2003 and 2004. The Corporation has fulfilled those obligations through December 31, 2004 and received confirmation from FPI. The Corporation has received confirmation from the Department of Energy of the Philipine Government that the commitment to drill additional wells in the Libertad field can be deferred to 2006. The Corporation has entered into a transaction agreement with Sterling Energy Plc to transfer its Philippine Assets to a new company which in turn will raise money to meet ongoing commitments (see subsequent event notes).

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

12.	INCOME TAX LOSSES CARRIED FORWARD

The Corporation has incurred non-capital losses for Canadian income tax purposes in the amount of approximately $6,491,000, which, together with accumulated resource and equipment cost pools of approximately $1,174,000, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire as follows: 2006 - $1,960,000; 2007- $1,100,000; 2008 -$850,000; 2009 - $850,000; 2010 – $630,000 and 2011 – $1,101,000.

The Corporation has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Corporation.

13.	FINANCIAL INSTRUMENTS

(a)	Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

(b)	Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

(c)	Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at December 31, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

FORUM ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003

14.	SUBSEQUENT EVENTS

A Heads of Agreement was signed on January 27, 2004 between the Corporation and Sterling Energy Plc (“SEY”) (a UK based Oil and Gas Company) to transfer to the Corporation the license in the Philippine GSEC 101 properties (including Reed Bank) in Exchange for new shares issued by the Corporation. Subsequently, pursuant to a Transaction Agreement it was agreed by both companies to transfer their respective Philippine Assets to a newly formed UK Company – Forum Energy Plc. The Corporation has transferred the assets subject to shareholder approval which it expects to receive at the next extraordinary general meeting to be held on May 18, 2005. Once the shareholder approval has been obtained Forum Energy Plc will be owned 28.6 % by SEY and 71.4% by the Corporation (subject to dilution in the pre-Initial Public Offering and Initial Public Offering phases). The Corporation also proposes to change its name to FEC Resources, Inc.

Subject to shareholder approval once this transaction has been completed and funds have been raised by Forum Energy Plc under the Pre-IPO and the IPO the subsequent dilution will result in the Corporation recognizing the disposition of the asset and the receipt of the shares in Forum Energy Plc as a Long-Term Investment.

The Corporation and Sterling have retained UK based Noble & Company as the Nominated Advisers, who have agreed to take Forum Energy Plc to the AiM market of the London Stock Exchange in July, 2005. Noble & Company have also assisted in raising £3.4 million in a pre-IPO phase in April 2005 and are planning to raise an additional £15 million by the end of June, 2005.

The shares received by the Corporation in exchange for the assets will be subject to a one year “lock-up” and then for 6 months thereafter the Corporation can only trade the shares of Forum Energy Plc through Noble & Company to protect an orderly market.

In April and May, 2005 the Corporation has raised additional working capital in the amount of US$896,000 through the issue of Convertible debt. The debt may be converted into shares of the Corporation at a conversion price of $0.05 per share, or alternatively the Debenture holder at their option may convert into shares of Forum Energy Plc at the pre-IPO price. Such shares of Forum Energy Plc will be exempt from the lockup arrangements described above.

On February 27th, 2005 FEI announced that it had been awarded two coal License in the island of Cebu, one located in central Cebu and the other in southern Cebu. The Corporation has obtained an independent Competent Person report on the coal assets which has valued them conservatively at 4.9 million tonnes of coal. This coal can be extracted commercially and the Corporation intend to pursue development of the coal licenses. It will need to obtain an environmental compliance certificate before commercial operations can be started.

On January 6th 2005, GEM filed notice to convert a further $36,000 convertible debenture at an average price of $0.06 per share and received 601,611 shares from escrow (see note 10).

On January 25th 2005, GEM filed notice to convert a further $36,000 convertible debenture at an average price of $0.06 per share and received 610,923 shares from escrow (see note 10)

FORUM ENERGY CORPORATION

Management Discussion and Analysis of Financial Condition and Results of Operations

(all funds in Cdn. $ unless otherwise stated)

Dated: May 18th 2005

This Management Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and Notes for the year ended December 31, 2004.

Overall Performance

During the year ended December 31, 2004, Forum Energy Corporation (“Forum” or the “Corporation”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of, petroleum and coal reserves in the Philippines as well as evaluating other energy project opportunities in other regions. Our primary focus remains the Corporation’s assets and projects in the Philippines. The private placement financing of 2003 was fully utilized and the Corporation has pursued additional short-term financing until longer-term funding could be put in place as described below. To this end the Corporation has increased its assets through a share swap arrangement between Langley Park Investment Trust Plc (“Langley”) in which the Corporation placed 27,000,000 shares of restricted stock with Langley in exchange for 3,018,172 Langley shares with a £1 p.v.. Langley is traded on the London Stock Exchange and the Corporation has the ability to trade up to 50% of its holdings in the first two years and the remainder thereafter, subject to certain terms and conditions. In addition, the Corporation acquired Pacific Geothermal Energy, Inc and with this acquisition brought in an additional US$500,000 of financing through the issue of convertible, redeemable 5-year debentures (See additional notes below). These sources permitted the Corporation to maintain its current assets and pursue acquiring other Assets and through such acquisitions develop new funding opportunities (see subsequent event disclosures).

Subsequent to the year end the Corporation announced that it had entered into a Transaction Agreement with Sterling Energy Plc (a UK based Oil and Gas Company) to vend its Philippine Assets plus the Assets of the Corporation (subject to shareholder approval) into a New Company (“Forum Energy Plc”) that would raise funding on the UK financial markets and eventually secure a UK-listing through an admission to the Alternative Investment Market (“AIM”) of the London Stock Exchange.

Selected Annual Information

Selected Financial Data (in ’000, except Earnings per Share)

	Year Ended 12/31/04		Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01

Revenue	$—		$—	$—	$1
Income (Loss)	$(7,219	) (1)	$(1,356)	$(1,058)	$(1,514)
Basic and Diluted Loss per share	$(0.05)		$(0.01)	$(0.10)	$(0.17)
Dividends per share	$0.00		$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	149,900		113,700	10,404	8,734
Working Capital	$(998)		$(283)	$(587)	$(574)
Long-Term Debt	$7,921		$6,881	$—	$—
Shareholders’ Equity / (deficiency)	$(2,153)		$1,809	$(576)	$242
Total Assets	$7,271		$9,109	$71	$852

(1)  Loss for the year is after extraordinary items but before taking into consideration the effects of the changes in accounting policy.

During the fiscal year ended December 31, 2003 the Corporation’s assets, weighted average shares and long-term debt reflected the business acquisition of Forum Exploration, Inc as described in the accounts. The Corporation was still focused on development activities and, therefore, no revenues were generated during these periods.

Results of Operations (all amounts in 000’s)

The consolidated accounts show a loss for the year ended December 31, 2004 of ($7,219) or ($0.05) per share, after extraordinary items - realizing the write down on the Langley investment of $950, recognizing the loss on the expiration of the Manila Bay License for $2,618. Prior to recognizing these write-downs the loss for the year was ($3,652) versus ($1,356) for 2003 or ($0.01) per share. The results for the year ended December 31, 2004 as well as the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet

The current assets of the Corporation now reflect the value of the Langley investment which has been written down to Market and shows $397 in the current Assets and a further $518 in the long-term assets. The assets of the Corporation include the assets of Forum Exploration, Inc. During the year the Corporation recognized the expiration of the Manila Bay License and the resultant loss of (2,618). The inclusion of the $318 short-term demand loans from the shareholders of the Corporation (the “Shareholders”) has reduced the working capital of the Corporation as detailed in the summary of quarterly results.

PROPERTY, PLANT AND EQUIPMENT

December 31, 2004	Cost	Accumulated Depreciation and Impairment		Net book value

Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$930,756	$353,702		$577,054
Well logging equipment and other costs	120,908	42,951		77,957
Deferred exploration costs	8,179,961	2,617,821	(1)	5,562,140

	9,231,625	3,014,474		6,217,151

Office furniture and fixtures	121,378	93,294		28,084
Transportation equipment	5,532	2,421		3,111

	$9,358,535	$3,110,189		$6,248,346

December 31, 2003
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309	$119,684		$799,625
Well logging equipment and other costs	122,908	36,873		86,035
Deferred exploration costs	8,065,449	—		8,065,449

	9,107,666	156,557		8,951,109

Office furniture and fixtures	108,435	81,508		26,927
Transportation equipment	5,532	779		4,753

	$9,221,633	$238,844		$8,982,789

(1)	During the year the Corporation recognized the expiration of the Manila Bay License and the write-down of $2,617,821 of capitalized costs.

Summary of Quarterly Results

Selected Financial Data
(in ’000, except EPS)

	4th Qtr, 04	3nd Qtr, 04	2nd Qtr, 04	1st Qtr, 04	4th Qtr, 03	3rd Qtr, 03	2nd Qtr, 03	1st Qtr, 03

Income (Loss) *[1]	(5,601)	(981)	(357)	(288)	(292)	(56)	(741)	(267)

Basic and
Diluted Loss per
share	(0.05)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.07)	(0.03)

Loss for the 4th Qtr includes extraordinary items;

(a) Loss on write down of investments $950

(b) Loss on expiration of Manila Bay License $2,618

(c) Loss on Sale of Investment $46

Excluding extraordinary items loss for quarter is $1,987

Fourth Quarter Results

In the fourth quarter the Corporation focused on raising additional working capital through the Langley transaction and the Gem/Hem transaction (see notes in these statements discussing each transaction) while maintaining operations in the Philippines and developing strategies. During the period management initiated discussions with Cadex Petroleum Bahamas Limited and terminated further discussions on the AIAK proposed transaction. Directors and major shareholders continued to fund the Corporation’s operations.

The Company announced a revised work programme for the Philippines focusing on the development of the Libertad Gas field and the Maya field in addition developed plans for coal production. Management reconsidered its license in Manila Bay/Luzon and allowed this to expire without further obligation to the Corporation. The result was to recognize $2,618 in past costs as being unrecoverable.

General and administrative:

Year ended December 31, 2004 $

Accounting services	87,084
Audit fees	83,743
Communications	14,740
Compensation Expense	887,029
Consulting expenses	298,243
Listing and filing fees	55,865
Legal fees	88,032
Management fees	156,154
Office and miscellaneous	17,854
Previously capitalized expenses for FEI, now recognized to P&L, under Canadian GAAP	1,315,180
Shareholder information	25,922
Travel	40,104

TOTAL	3,069,950

The majority of the engineering and geological work was performed by Forum Exploration, Inc. in the Philippines which is permitted to capitalize these costs and recover them against future production. Interest charges relate to the convertible debt, which was converted in December 2004, and accretion of the long-term debt. The Corporation relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

Liquidity (in 000’s)

The working capital deficit at December 31st 2004 was $998 (2003 – deficit $283) and shareholders’ deficit was ($2,153) (2003 surplus- $1,809). The Corporation will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development. Sterling Energy Plc, a UK Oil & Gas company announced the transfer of their Philippine assets to a new UK company called Forum Energy Plc. The Corporation subsequently announced plans to transfer its Philippine assets into Forum Energy Plc, subject to shareholder approval, with the intention of listing Forum Energy Plc on the AIM market in the UK in conjunction with a Public Offering. Forum Energy Corporation will become a major shareholder of Forum Energy Plc.

In the interim, the directors and Shareholders have provided short-term financing in order for the Corporation to meet its working capital requirements to continue its operations. Such financings have been on a non-interest, non-recourse basis. Since January 1, 2004 to date, directors have contributed US$158 through the exercise of options at the request of the Corporation and Shareholders and directors have advanced a further US$318 through short-term loans repayable on demand. Upon repayment the lendors are entitled to receive up to 20% bonus shares in the Corporation in recognition of these advances.

On October 18, 2004, the Corporation, Forum Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Forum Energy, and Pacific Geothermal Energy, Inc., a Delaware corporation (“PacGeo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The merger contemplated by the Merger Agreement (the “Merger”) was also completed on October 18, 2004. As a result of the Merger, PacGeo became a wholly-owned subsidiary of the Corporation and all outstanding shares of PacGeo’s capital stock held by its sole stockholder were converted into 50,000 shares of the Corporation’s common stock. PacGeo is a private, development stage Corporation formed to pursue opportunities for geothermal energy in the Philippines, and had immaterial assets and liabilities as of October 18, 2004, other than its obligations under and proceeds from the debentures described below.

                Immediately prior to the Merger, PacGeo entered into a Convertible Debenture Purchase Agreement (the “Purchase Agreement”), dated as of September 30, 2004, with, among others, HEM Mutual Assurance LLC, and Highgate House LLC (“Highgate”), accredited investors located in Minneapolis, Minnesota (collectively, the “Investors”), pursuant to which it sold and issued convertible debentures to Investors in an aggregate principal amount of up to $1,000 in a private placement pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended. Two debentures in the aggregate principal amount of $500 were issued for gross proceeds of $500 in cash (the “Initial Debentures”) and an additional debenture in the aggregate principal amount of $500 (the “Contingent Debenture” and collectively with the Initial Debentures, the “Debentures”) was issued in exchange for a promissory note from Investors in the principal amount of $500 (the “Note”). Each of the Debentures has a maturity date of September 29, 2009, subject to earlier conversion or redemption pursuant to its terms, and bears interest at the rate of 1% per year, payable in cash or shares of common stock at the option of the holder of the Debentures. As a result of the Merger, the Corporation has assumed the rights and obligations of PacGeo in the private placement, including the gross proceeds raised through the sale of the Debentures, the Note issued by Investors to PacGeo, and PacGeo’s obligations under the Debentures and the Purchase Agreement.

As a result of the Merger, US$500 in principal amount of the Initial Debentures are now convertible into unrestricted shares of the Corporation’s common stock (the “Common Shares”). The conversion price for the Debentures in effect on any Conversion Date shall be the lesser of (a) the lesser of $.10 and one hundred twenty-five percent (125%) of the average of the closing bid prices per share of the Corporation’s Common Shares during the five (5) Trading Days immediately preceding the Closing (as defined in the Purchase Agreement) (the “Fixed Conversion Price”) and (b) one hundred percent (100%) of the average of the three (3) lowest closing bid prices per share of the Common Shares during the forty (40) Trading Days immediately preceding the Conversion Date (the “Floating Conversion Price”); provided, however, that the aggregate maximum number of Common Shares that the First Debenture A, First Debenture B and Second Debenture may be converted into shall be Ten Million (10,000,000) common shares (the “Maximum Conversion”); and further provided, however, that upon the Maximum Conversion, the Corporation shall, at its option (a) increase the Maximum Conversion or (a) redeem the unconverted amount of the Initial Debentures (if issued and outstanding) and Contingent Debenture in whole or in part at one hundred twenty percent (120%) of the unconverted amount of such Debentures being redeemed plus accrued interest thereon. For purposes of determining the closing bid price on any day, reference shall be to the closing bid price for a share of Common Shares on such date on the OTCBB (or such other exchange, market, or other system that the Common Shares are then traded on), as reported on Bloomberg, L.P. (or similar organization or agency succeeding to its functions of reporting prices).

                The Contingent Debenture may not be converted, does not accrue interest, and is not subject to repayment at maturity unless and until (i) the closing per share bid price for the Common Shares has been at least $0.10 for thirty consecutive trading days at any time from September 30, 2004 to September 29,2009; (ii) a sufficient number of Common Shares are then held in escrow to cover at least 200% of the number of shares that would then be necessary to satisfy the full conversion of all then outstanding converted Debentures; and (iii) the Notes have been paid in full by the Investors. The Notes becomes payable in full by Investors to the Corporation as soon as the Contingent Debentures become convertible and subject to repayment as described above. If and when the Contingent Debenture become convertible, it will be convertible into unrestricted Common Shares of the Corporation at a conversion price that is the lower of $0.10 or the average of the three lowest closing per share bid prices for the Common Shares during the 40 trading days prior to conversion.

The conversion price and number of Common Shares issuable upon conversion of the Debentures is subject to adjustment for stock splits and combinations and other dilutive events. To satisfy its conversion obligations under the Debentures, the Corporation has placed certificates representing 10,000,000 Common Shares into escrow for potential issuance to the Investors upon conversion of the Debentures.

                The Debentures may never be converted into an aggregate of more than 10,000,000 Common Shares unless the Corporation elects to increase the number of shares held in escrow and obtains stockholder approval in accordance with the rules and regulations of such exchange, market or system on which its Common Shares are then listed. If the conversion rate of the Debentures would require the Corporation to issue more than an aggregate of 10,000,000 Common Shares upon conversion of the Debentures and the Corporation has not elected to increase the number of shares held in escrow (or fails to obtain any required stockholder approval for such proposed increase), the Corporation will be required to redeem the unconverted amount of the Debentures for 140% of the principal amount thereof, plus accrued and unpaid interest.

                In addition, the Debentures generally may not be converted if after such conversion the holder would beneficially own more than 5% of the Corporation’s then outstanding Common Shares, unless the holder waives this limitation by providing the Corporation with 75-days prior written notice.

                The Corporation has the right to redeem the Debentures, in whole or in part, at any time on 30 days advanced notice for 140% of the principal amount of the outstanding Debentures being redeemed, plus accrued and unpaid interest. In addition, if at any time any of the Debentures are outstanding, the Corporation receives debt or equity financing in an amount equal to or exceeding Five Million dollars ($5,000) in a single transaction or series of related transactions (excluding any portion of such financing consisting of forgiveness of debt or other obligations), the Corporation is required to redeem the Debentures (including the Contingent Debentures, if outstanding) for 150% of the amount of the then outstanding Debentures, less the amount of the Note if not then repaid. If trading in the Common Shares is suspended (other than suspensions of trading on such market or exchange generally or temporary suspensions pending the release of material information) for more than ten trading days, or if the Common Shares are de-listed from the exchange, market or system on which it is then traded and not re-listed on another exchange, market or the Over the Counter Bulletin Board within 10 trading days, Investors may elect to require the Corporation to redeem all then outstanding Debentures (including the Contingent Debenture) and any shares of Common Shares held by Investors through prior conversions at a price equal to the sum of the aggregate market value of the Common Shares then held by Investors, less the amount of the Note if not then repaid, through prior conversions plus the value of all unconverted Debentures then held by Investors, calculated in each case in the manner set forth in the Purchase Agreement. The Corporation would owe an interest penalty of 15% per year on any payments not made within 7 business days of a redemption request made pursuant to the preceding sentence.

                Pursuant to the Purchase Agreement, until October 17, 2005, the Corporation is prohibited from offering or issuing any security pursuant to a Rule 504 exemption from the registration requirements of the Securities Act of 1933, as amended.

                Until such time as they no longer hold any Debentures, neither the Investors nor their respective affiliates may engage in any short sales of the Common Shares if there is no offsetting long position in the Common Shares then held by the Investors or such affiliates.

Capital Resources

Until December 31st, 2004 the Corporation has been responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc. of which the Corporation now owns 66 2/3%. The working capital requirements for the oil and gas operations are based on the work programme agreed to between Forum Exploration, Inc. and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

Based on the recent announcement that the Corporation will vend its Philippine assets into Forum Energy Plc along with the Philippine Assets of Sterling Energy Plc, a new work programme has been designed to develop all of the assets in conjunction with a new public offering to raise sufficient working capital to meet this programme. Forum Pacific Inc., the minority shareholder in Forum Exploration, Inc., will now be responsible for meeting its share of cash calls from January 1, 2005 and the Corporation will assume the position of a major shareholder of Forum Energy Plc. This will eliminate its further direct funding obligation to Forum Exploration, Inc. Subject to the shareholders consent on May 18th 2005 the Corporation will transfer its controlling interest in FEI into shares of Forum Energy Plc of which it will have a controlling interest. Once Forum Energy Plc start to raise working capital through an initial IPO and then a full IPO before listing on the AIM market of the London Stock Exchange it is likely that the investment in Forum Energy Plc will be diluted to a point where the investment will be less than a controlling interest and the Corporation will have divested itself of the Asset in return for an investment.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred with the following persons for the year ended December 31st  2004:

AMS Limited provides the Corporation with accounting, consulting, and corporate secretarial services as well as director services. David Thompson, director and CFO of the Corporation, is a major shareholder of AMS Limited. As at December 31st 2004 the Corporation owed AMS Limited a total of US$111,345 for these services. The fees payable to AMS Limited, which are charged at a rate of US$9,000 per month, including compensation as a Director and Officer of US$6,000 per month, will continue to accrue as ongoing services are being provided to the Corporation. Included in this monthly charge is David Thompson’s director’s fee in the amount of US$1,000 per month. Total compensation for Mr. Thompson, for the year ended 2004 was US$72,000, (included in the US$9,000 per month). Total compensation for the year ended December 31, 2003 was US$65,742.

Barry Stansfield, a director of the Corporation, is entitled to a director’s fee in the amount of US$1,000 per month. As at December 31st 2004, the Corporation owed Mr. Stansfield a total of US$39,595 in connection with this fee and other prior year consulting charges. Mr. Stansfield’s total director’s fee for the year ended December 31st 2004 was US$6,000 (total compensation for the year ended December 31, 2003 was US$20,000). The fee payable to Mr. Stansfield will continue to accrue as ongoing services are provided to the Corporation.

David Robinson, who is President, CEO and a director of the Corporation, is entitled to compensation for his services as an officer and a director. As at December 31st 2004 the Corporation owed Mr Robinson a total of US$193,000. The fees payable to Mr. Robinson, which are charged at a rate of US$6,000 per month including a director’s fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. For the year ended December 31st , 2004 his total compensation was US$72,000 (total compensation for the year ended December 31, 2003 was US$6,000).

Larry Youell, Chairman of the Board and a director of the Corporation, is owed at December 31, 2004, $28,814 compensation for his services as Chairman and a director. The fees payable to Mr. Youell, which are charged at a rate of US$2,000 per month including a director’s fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. For the year ended December 31st 2004 his total compensation was US$24,000 (total compensation for the year ended December 31, 2003 is US$93,803.

Merckwood Resources provides director services to the Corporation. David Wilson, who is a director of the Corporation, controls Merckwood. The director’s fee payable to Merckwood, which is charged at a rate of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. As at December 31st, the corporation owed Merckwood a total of US$20,680. For the year ended December 31st 2004 the total compensation was US$12,000 (total compensation for the year ended December 31, 2003 was US$8,000).

Directors exercised 1,259,110 options at values ranging from US$0.08 to US$0.32 as detailed in the summary of quarterly results.

Proposed Transactions

The Corporation announced on April 25, 2005, that it had entered into an agreement with Sterling Energy Plc, a UK oil and gas company, to jointly vend their Philippine Assets into a New Company to be called Forum Energy Plc (subject to shareholder approval of the Corporation). Forum Energy Plc has already received commitments of STG£3.4 million in a Pre-IPO placement and intends to seek additional funding in an Initial Public Offering in conjunction with an admission to the AIM market of the London Stock Exchange. The Corporation will hold a shareholders meeting on May 18th 2005 to approve this transaction and upon such approval the Corporation proposes to change its name to FEC Resources, Inc. Subsequent to receiving shareholder approval the FEI shareholding will be transferred to Forum Energy Plc in exchange for approximately 71.4% of Forum Energy Plc. Forum Energy plc have raised approximately £3.4 million in a Pre-IPO placement and intend to raise additional funding through a IPO prior to listing on the AIM market on the London Stock Exchange. The result of the Pre-IPO and the IPO funding will dilute the shareholding in Forum Energy Plc to a small interest and in all likelihood less than a controlling interest.

Critical Accounting Estimates

In the share purchase agreement dated March 23, 2003, as amended, to acquire a 66 2/3% interest in Forum Exploration, Inc., the Corporation acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines’ share of the production. At that time, management determined the fair market value of this asset to be $7,042,487. The initial basis for this evaluation was at 10% for five years. Subsequently, management determined the amount should be further written down.

The Corporation also acquired a long-term debt to a related party, Forum Pacific Inc., in respect to their advances to Forum Exploration, Inc., the repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Corporation’s oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909, which was discounted to a fair market value of $6,772,995. This note is being accreted during the estimated term to repay, being seven years in management’s opinion, based on a discount rate of 10% per annum. Accretion change for 2004 was $328,029.

Change in Accounting Policy

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Corporation has not restated prior year’s reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

Financial Instruments and Other Instruments

Not applicable

Other MD&A Requirements

During the year the Corporation recognized the expiration of the Manila Bay License resulting in a loss of US$2,617,821

Previously capitalized engineering and geological work performed by Forum Exploration, Inc. in the Philippines is now expensed to P&L in accordance with Canadian GAAP.

Disclosure of Outstanding Share Data

AS AT THE YEAR ENDED December 31, 2004

a)        Authorized and issued share capital:

Class	Par Value	Authorized	Number Issued and Outstanding as at December 31, 2003	Number Issued and Outstanding as at December 31, 2004

Common Shares	N.P.V.	Unlimited	135,821,037	174,583,646
Preferred Shares	N.P.V.	Unlimited	None	None
(convertible redeemable voting)

Disclosure of Outstanding Share Data AS AT THE YEAR ENDED DECEMBER 31, 2004 (Continued) b) Summary of convertible securities outstanding as at December 31, 2004

Security	Number of Options	Number of Common Shares issuable upon Exercise or Conversion	Exercise Price (per option or warrant) US$	Expiry Date

Incentive Stock Options
	1,000,000	1,000,000	$0.10	09-Dec-09
	5,000	5,000	$0.11	31-Jan-05
	50,000	50,000	$0.15	15-Mar-05
	4,862,500	4,862,500	$0.08	26-Apr-08
	750,000	750,000	$0.31	26-Apr-08
	1,000,000	1,000,000	$0.43	26-Apr-08

	7,667,500	7,667,500

Warrants
	999,000	999,000	$0.25	2-Sept-2005
	1,540,000	1,540,000	$0.25	2-Sept-2005
	5,700,000	5,700,000	$0.08	26-Apr-2008

	8,239,000	8,239,000

Looking Forward

This discussion contains “forward looking statements” as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Corporation believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Corporation is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Signed “David Russell Robinson”
David Russell Robinson
President and Chief Executive Officer

I, David Michael Thompson, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forum Energy Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in ail material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

I, David Russell Robinson, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forum Energy Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

David Russell Robinson Chief Executive Officer